Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 22, 2020	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Second Quarter Results
Sales Growth in Contractor Segment

MINNEAPOLIS (July 22, 2020) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 26, 2020.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 26, 2020	Jun 28, 2019	% Change	Jun 26, 2020	Jun 28, 2019	% Change
Net Sales	$366.9	$428.3	(14)%	$740.5	$833.2	(11)%
Operating Earnings	44.8	112.4	(60)%	134.6	216.9	(38)%
Net Earnings	28.8	88.1	(67)%	101.7	174.9	(42)%
Diluted Net Earnings per Common Share	$0.17	$0.51	(67)%	$0.59	$1.02	(42)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$62.3	$85.9	(27)%	$127.5	$166.0	(23)%
Diluted Net Earnings per Common Share, adjusted	$0.37	$0.50	(26)%	$0.74	$0.97	(24)%
(1) Excludes impacts of impairment, excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Increases in Contractor sales for the quarter and year to date partially offset the impact of double-digit organic percentage declines in other segments.
•Changes in product and channel mix, lower factory volume and changes in currency translation rates drove decreases in gross margin rates for the quarter and the year to date.
•Earnings for the quarter and year to date included non-cash impairment charges of $35 million ($34 million, $0.20 per diluted share, after tax effects) related to a U.K.-based valve business that was sold in the third quarter.
•Total operating expenses before impairment charges decreased 10 percent for the quarter and 6 percent for the year to date. Reductions in volume and earnings-based expenses more than offset increases in product development expenses.
•Other non-operating expenses decreased $2 million for the quarter and increased $3 million for the year to date mostly due to market valuation fluctuations on investments held to fund certain retirement benefits liabilities.

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•The effective income tax rate for the quarter was 13 percentage points higher than the second quarter rate last year primarily due to non-deductible impairment charges.

“Our factories and distribution centers remained fully operational during the second quarter,” said Patrick J. McHale, Graco's President and CEO. “High-risk employees remain at home and we have dealt with the positive COVID-19 tests that we have experienced at our various facilities without disruption. I am very pleased with the resolve our employees have shown, and continue to show, throughout this pandemic. Their perseverance and professionalism have kept our factories running and our company open for business.”

Consolidated Results

Sales for the quarter decreased 14 percent from the comparable period last year (13 percent at consistent translation rates). Sales decreased 10 percent in the Americas, 30 percent in EMEA (28 percent at consistent translation rates) and 7 percent in Asia Pacific (5 percent at consistent translation rates). Sales for the year to date decreased 11 percent from the comparable period last year (10 percent at consistent translation rates). Sales decreased 7 percent in the Americas, 21 percent in EMEA (19 percent at consistent translation rates) and 12 percent in Asia Pacific (10 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by approximately $5 million for the quarter and $9 million for the year to date. Sales from acquired operations contributed approximately $7 million (2 percentage points) to the second quarter and $12 million (2 percentage points) to the year to date.

Gross profit margin rates for the quarter and year to date decreased from the comparable periods last year. Strong price realization was not enough to offset the adverse impacts of unfavorable product and channel mix (lower high-margin Industrial sales combined with growth in lower-margin Contractor segment sales), lower factory volume and changes in currency translation rates.

In the second quarter, the Company entered into negotiations to sell its U.K.-based valve business (“Alco”), which has significant exposure to oil and natural gas markets, and has accumulated operating losses since acquired in 2014. Alco operations contributed $7 million of sales for the year to date and are included within the Company's Process segment. Based on the negotiations to sell, the Company revalued its investment in Alco, recording non-cash impairment charges of $35 million, including $24 million of previously unrealized foreign currency translation losses recorded in accumulated other comprehensive income. The impact of the impairment on net earnings was $34 million or $0.20 per diluted share. The sale of Alco was completed in the third quarter, subject to post-closing adjustments.

Total operating expenses before impairment charges decreased $12 million (10 percent) for the quarter and $14 million (6 percent) for the year to date compared to last year. Reductions in volume and earnings-based expenses more than offset increases in product development, which increased 4 percent for the quarter and 3 percent for the year to date, as the Company continued its development initiatives.

Other non-operating expenses decreased $2 million for the quarter and increased $3 million for the year to date mostly due to market valuation fluctuations on investments held to fund certain retirement benefits liabilities.

The effective income tax rate for the quarter was 31 percent, up 13 percentage points from the comparable period last year, primarily due to non-deductible impairment charges. The effective income tax rate for the year to date was 18 percent, up 2 percentage points from the comparable period last year. The year-to-date increase from the non-deductible impairment charges was partially offset by the favorable impact of an increase in excess tax benefits related to stock option exercises.

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Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$133.3	$77.8	$155.8	$292.0	$163.8	$284.7
Percentage change from last year
Sales	(29)%	(9)%	1%	(23)%	(5)%	0%
Operating earnings	(43)%	(36)%	3%	(33)%	(22)%	5%
Operating earnings as a percentage of sales
2020	28%	15%	26%	30%	18%	24%
2019	34%	22%	26%	34%	22%	23%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(27)%	0%	(1)%	(28)%	(17)%	0%	(1)%	(18)%
EMEA	(40)%	0%	(1)%	(41)%	(29)%	0%	(2)%	(31)%
Asia Pacific	(16)%	0%	(2)%	(18)%	(19)%	0%	(2)%	(21)%
Consolidated	(28)%	0%	(1)%	(29)%	(22)%	0%	(1)%	(23)%

Industrial segment sales for the quarter and year to date declined in all regions with worldwide government actions that severely reduced economic activity in major geographies. While gross margin rates in this segment remained relatively strong, decreases in operating expenses did not keep pace with the drop in sales volume, driving operating earnings as a percentage of sales down compared to last year.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(20)%	4%	0%	(16)%	(13)%	3%	0%	(10)%
EMEA	(17)%	11%	(2)%	(8)%	(11)%	9%	(2)%	(4)%
Asia Pacific	1%	20%	(3)%	18%	(1)%	18%	(3)%	14%
Consolidated	(16)%	8%	(1)%	(9)%	(11)%	7%	(1)%	(5)%

Acquired operations in the Process segment contributed sales of $7 million for the quarter and $12 million for the year to date. Lower volume, higher product costs, unfavorable channel and product mix, and lower operating margins of acquired operations combined to decrease operating earnings as a percentage of sales for both the quarter and the year to date.

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	5%	0%	(1)%	4%	3%	0%	0%	3%
EMEA	(15)%	0%	(2)%	(17)%	(6)%	0%	(2)%	(8)%
Asia Pacific	9%	0%	(4)%	5%	(3)%	0%	(4)%	(7)%
Consolidated	1%	0%	0%	1%	1%	0%	(1)%	0%

Contractor segment sales increased by 1 percent at consistent currency translation rates for both the quarter and the year to date. Favorable response to new product offerings and continued stability in construction markets in the Americas drove the increase. Operating margin rate was steady for the quarter and increased by 1 percentage point for the year to date, as the favorable effects of strong realized pricing and expense leverage offset unfavorable effects of product and channel mix and higher factory spending.

Outlook

“While weak economic conditions affected our business in the second quarter, we remain committed to our long-term strategy,” said McHale. “Our initiatives for 2021 and beyond have continued as usual. We will use this difficult period to strengthen our competitive position, expand our product offering, build our global channel and enter new market spaces. These initiatives may put pressure on our short-term financial results, but will position us to capitalize when market conditions normalize. We also recognize that the timing and shape of a recovery is highly uncertain. We will remain agile and have contingency plans in place to appropriately respond to conditions as they unfold.”

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Financial Results Adjusted for Comparability

Excluding the impacts of impairment charges, excess tax benefits related to stock option exercises and certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 26, 2020	Jun 28, 2019	Jun 26, 2020	Jun 28, 2019
Operating earnings, as reported	$44.8	$112.4	$134.6	$216.9
Impairment	35.0	—	35.0	—
Operating earnings, adjusted	$79.8	$112.4	$169.6	$216.9

Earnings before income taxes, as reported	$42.0	$107.8	$124.1	$208.5
Impairment	35.0	—	35.0	—
Earnings before income taxes, adjusted	$77.0	$107.8	$159.1	$208.5

Income taxes, as reported	$13.2	$19.7	$22.5	$33.6
Excess tax benefit from option exercises	0.3	2.2	8.0	7.4
Impairment tax benefit	1.2	—	1.2	—
Other non-recurring tax benefit	—	—	—	1.5
Income taxes, adjusted	$14.7	$21.9	$31.7	$42.5

Effective income tax rate
As reported	31.4%	18.2%	18.1%	16.1%
Adjusted	19.1%	20.3%	19.9%	20.4%

Net Earnings, as reported	$28.8	$88.1	$101.7	$174.9
Impairment, net	33.8	—	33.8	—
Excess tax benefit from option exercises	(0.3)	(2.2)	(8.0)	(7.4)
Other non-recurring tax benefit	—	—	—	(1.5)
Net Earnings, adjusted	$62.3	$85.9	$127.5	$166.0

Weighted Average Diluted Shares	170.5	172.0	171.6	171.5
Diluted Earnings per Share
As reported	$0.17	$0.51	$0.59	$1.02
Adjusted	$0.37	$0.50	$0.74	$0.97

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are

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forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2019 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 23, 2020, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, July 23, 2020, by dialing 888-203-1112, Conference ID #3676995, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID number. The replay by telephone will be available through 1 p.m. ET on Monday, July 27, 2020.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 26, 2020	Jun 28, 2019	Jun 26, 2020	Jun 28, 2019
Net Sales	$366,892	$428,328	$740,459	$833,198
Cost of products sold	184,363	201,374	359,299	390,202
Gross Profit	182,529	226,954	381,160	442,996
Product development	17,948	17,324	35,029	33,893
Selling, marketing and distribution	48,831	60,441	106,219	121,258
General and administrative	36,015	36,828	70,365	70,957
Impairment	34,962	—	34,962	—
Operating Earnings	44,773	112,361	134,585	216,888
Interest expense	3,258	3,431	5,744	6,966
Other expense (income), net	(510)	1,119	4,713	1,388
Earnings Before Income Taxes	42,025	107,811	124,128	208,534
Income taxes	13,193	19,674	22,478	33,648
Net Earnings	$28,832	$88,137	$101,650	$174,886
Net Earnings per Common Share
Basic	$0.17	$0.53	$0.61	$1.05
Diluted	$0.17	$0.51	$0.59	$1.02
Weighted Average Number of Shares
Basic	166,663	166,684	167,320	166,150
Diluted	170,549	172,047	171,596	171,453

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 26, 2020	Jun 28, 2019	Jun 26, 2020	Jun 28, 2019
Net Sales
Industrial	$133,287	$188,507	$291,971	$377,607
Process	77,759	85,064	163,837	171,958
Contractor	155,846	154,757	284,651	283,633
Total	$366,892	$428,328	$740,459	$833,198
Operating Earnings
Industrial	$37,001	$64,428	$87,234	$129,631
Process	11,672	18,378	29,783	38,392
Contractor	41,109	40,054	69,739	66,593
Unallocated corporate (expense)	(10,047)	(10,499)	(17,209)	(17,728)
Impairment	(34,962)	—	(34,962)	—
Total	$44,773	$112,361	$134,585	$216,888
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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